Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9618 (HKD counter) and 89618 (RMB counter))

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The attached Notice of Annual General Meeting issued by JD.com, Inc. (the “Company”) serves as the notice of Annual General Meeting required under Rule 13.71 of the Hong Kong Listing Rules and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.jd.com.

The Annual General Meeting will be held at Building A, No. 18 Kechuang 11 Street, Yizhuang, Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2024, at 3:00 p.m. (Hong Kong time). No proposal will be submitted for shareholder approval at the Annual General Meeting.

The Company refers to the copy of its annual report for the fiscal year ended December 31, 2023 (the “Annual Report”), which was published on the Hong Kong Stock Exchange’s website on April 18, 2024.

You may obtain an electronic copy of this notice and the Annual Report, free of charge, from the Company’s website at https://ir.jd.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk. The full text of the annual report on Form 20-F referred to in the Annual Report is also available for download, free of charge, on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, May 27, 2024

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

JD.com, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter))

Notice of Annual General Meeting

to be held on June 21, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JD.com, Inc. (the “Company”) will be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 21, 2024 at 3:00 p.m. (Hong Kong time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

SHARES RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 24, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.00002 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00002 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend the AGM and any adjourned meeting thereof.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM may not be allowed to attend the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), free of charge, from the Company’s website at https://ir.jd.com or the SEC’s website at www.sec.gov. You may obtain an electronic copy of the Company’s annual report filed with the HKEX, free of charge, from the Company’s website at https://ir.jd.com or the HKEX’s website at www.hkexnews.hk.

By Order of the Board of Directors,
JD.com, Inc.

/s/ Richard Qiangdong Liu
Richard Qiangdong Liu
Chairman of the Board

Executive Office:	Registered Office:
Building A, No. 18 Kechuang 11 Street,	Maples Corporate Services Limited
Yizhuang Economic and Technological	PO Box 309, Ugland House, Grand Cayman,
Development Zone, Daxing District, Beijing	KY1-1104, Cayman Islands
People’s Republic of China

Beijing, May 27, 2024

4